Exhibit 3

FOR IMMEDIATE RELEASE	19 MAY 2015

WPP PLC (“WPP”)

Grey Healthcare Group acquires minority interest in PARx Solutions in the US

WPP announces that its wholly-owned operating company Grey Healthcare Group (“ghg”), a leading healthcare communications services company, has acquired a minority interest in PARx Solutions, Inc. (“PARx”).

PARx has built a platform designed to support physicians and pharmacies as they manage prescription prior authorization requirements that are put in place by payers for an increasing number of branded prescription drugs. The company’s web-based portal helps physicians and pharmacies manage prior authorization requirement for prescriptions in a streamlined, user-friendly manner, thereby allowing more patients to receive the medications that their physicians have prescribed. The company is headquartered in Burlington, MA, with offices in Louisville, KY, and San Jose, CA, and was founded in 2008.

This investment continues WPP’s strategy of investing in digital and important markets such as the US. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In North America, WPP companies (including associates) collectively generate revenues of almost US$7 billion and employ around 27,000 people.

ghg is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates, the companies in this group generate revenues of over US$6 billion and employ over 69,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239